Exhibit 99.1

Nomad Foods Declares Quarterly Dividend Increase

Company Increases Dividend by 13% as Strong Cash Flow Continues

Woking, England, January 30, 2025 – Nomad Foods Limited (NYSE: NOMD) today announced that its Board of Directors has declared a 2025 quarterly cash dividend of $0.17 per share; a 13% increase from its 2024 quarterly payout. This marks the Company’s first dividend increase since initiating its quarterly dividend in January 2024. The dividend will be payable on February 26, 2025 to shareholders of record as of the close of business on February 10, 2025.

“As we expect to enter our tenth consecutive year of top- and bottom-line growth, this dividend increase reflects both our confidence in our long-term strategy and our commitment to deploying capital in ways that create sustained value for our shareholders. The strength of our cash flow provides us the flexibility to return capital to shareholders while reinforcing investments in our Must Win Battles and Growth Platforms,” said Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com/investors/.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the payment of quarterly cash dividends in the future and our expectations for our top- and bottom-line growth. These statements are based on management's estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, rule or regulation, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
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